Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764
     NEWS RELEASE

LAKE SHORE GOLD REPORTS FULL YEAR AND FOURTH QUARTER 2015 PRODUCTION RESULTS, COMPANY RELEASES 2016 GUIDANCE

•	2015 gold production:
o	183,300 ounces sold
o	179,600 ounces poured
o	178,700 ounces recovered
•	Q4/15 gold production:
o	42,000 ounces sold
o	42,800 ounces poured
o	42,500 ounces recovered
•	2016 guidance includes:
o	Production of 170,000 – 180,000 ounces
o	Cash operating cost(1) per ounce sold better than US$650
o	All-in sustaining cost(2) per ounce sold below US$950
o	Production costs, including royalties, of $125.0 – $130.0 million

•	Cash and bullion(3) of approximately $100.0 million at December 31, 2015
•	First resource for 144 Gap Zone on track for Q1/16.

TORONTO, ONTARIO -- (Marketwired – January 8, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced production results for the full year and fourth quarter of 2015. Production results for full-year 2015 include 183,300 ounces sold at an average selling price of US$1,164 ($1,481) per ounce, 179,600 ounces poured and 178,700 ounces recovered. The Company achieved record annual mill throughput in 2015, processing 1,307,200 tonnes at an average grade of 4.4 grams per tonne ("gpt") and average recoveries of 96.6%. The Company's cash and bullion at December 31, 2015 totaled approximately $100.0 million.

Production results for the fourth quarter of 2015 ("Q4/15") include 42,000 ounces sold at an average selling price of US$1,100 ($1,473) per ounce, 42,800 ounces poured and 42,500 ounces recovered, Mill throughput in Q4/15 was a quarterly record, totaling 355,600 tonnes, with an average grade of 3.9 gpt and average recoveries of 96.4%.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "2015 was another solid year for our company with strong production, record mill throughput and unit costs that compare favourably to target levels. Preliminary estimates for cash operating costs and all-in sustaining costs will be released around the middle of the month. In addition, we achieved considerable exploration success at our 144 Gap Zone, acquired Temex Resources Corp., fully repaid our senior secured debt and grew our cash positon to $100 million. Looking at Q4/15, we achieved record quarterly mill throughput, including an average of 4,270 tonnes per day in the month of December. The impact of record throughput was offset by a lower than expected average grade, mainly reflecting the underperformance of a large stope mined during the quarter.

"Turning to 2016, we will release an initial resource at the 144 Gap Zone during the first quarter. 144 will remain an important priority, with our plan to develop into the eastern portion of the 144 Gap Zone and to extract pre-production ounces during the second half of the year. Total production in 2016 is targeted at 170,000 to 180,000 ounces of gold, to include 160,000 to 170,000 ounces of commercial production and 10,000 to 15,000 ounces of non-commercial production from the 144 Gap Zone. Our unit costs for 2016, based on commercial ounces sold, are expected to be similar to levels in 2015, with our guidance for cash operating costs and all-in sustaining costs remaining unchanged at better than US$650 per ounce sold and below US$950 per ounce sold, respectively. The 2016 unit-cost guidance reflects estimated total production costs, including royalties, of $125.0 – $130.0 million."

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2015	Sept. 31, 2015	Dec. 31, 2014	Dec 31, 2015	Dec. 31, 2014
Tonnes milled	355,600	325,000	331,500	1,307,200	1,245,900
Recovery (%)	96.4	96.6	96.7	96.6	96.6
Grade (grams/tonne)	3.9	4.0	4.2	4.4	4.8
Gold Ounces
Recovered	42,500	40,600	43,200	178,700	185,600
Poured	42,800	40,400	42,400	179,600	186,500
Sold	42,000	42,800	41,200	183,300	183,300
Gold price (US$/ounce)	1,100	1,122	1,200	1,164	1,269
Gold price ($/ounce)	1,473	1,474	1,360	1,481	1,398

Qualified Person
Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a "qualified person" as defined by NI 43-101.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes
(1)	Cash operating costs and cash operating cost per ounce sold are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three months and nine months ended September 30, 2015 and 2014, is set out on page 20 of the Company's third quarter and nine month 2015 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.
(2)	All-in sustaining costs and all-in sustaining cost per ounce sold are non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for all-in sustaining costs, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenses, reclamation cost accretion not related to current operations, interest and other financing costs and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce sold to total production costs for the most recent reporting period, the three months and nine months ended September 30, 2015 and 2014 is set out beginning on page 20 of the Company's third quarter and nine month 2015 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.
(3)	Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received (valued at market prices).

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's expected production levels, production growth, unit costs, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
 Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com